STOECKLEIN LAW GROUP, A PROFESSIONAL CORPORATION

PRACTICE LIMITED TO FEDERAL SECURITIES

EMERALD PLAZA	Telephone: (619) 595-4882
402 West Broadway	Facsimile: (619) 595-4883
Suite 400	email: djs@slgseclaw.com
San Diego, California 92101	web: www.slgseclaw.com

December 30, 2005

H. Christopher Owings

Assistant Director

United States

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

RE:	Internet Acquisition Group, Inc.
Form SB-2
Originally filed on February 4, 2005
File No. 333-122563

Dear Mr. Owings:

Pursuant to the telephone conversation between Ms. Anita Karu and my office on December 28, 2005, we are, on behalf of Internet Acquisition Group, Inc. (the “Registrant”), hereby requesting acceleration of effectiveness of the above referenced SB-2 Registration Statement, as amended, in accordance with Rule 461 under the Securities Act of 1933. We are requesting effectiveness as of 9:00 A.M. EST on Tuesday, January 3, 2006.

In conjunction with this request for acceleration of the effective date of the above referenced registration statement, the registrant acknowledges that:

•	the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Registrant may not assert the Commission’s action of declaring the filing effective as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or need any additional information to grant effectiveness, please advise.

Please notify the undersigned upon effectiveness of the Registration at our fax (619) 595-4883.

Thank you for your assistance.

Sincerely,

/s/ Donald J. Stoecklein

Stoecklein Law Group

On behalf of

Internet Acquisition Group, Inc.

/tr

cc:     Internet Acquisition Group, Inc.